EXHIBIT 99.1

Ero Copper and Vale Base Metals Execute Definitive Earn-In Agreement on the Furnas Copper Project

VANCOUVER, British Columbia, July 22, 2024 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce that it has signed a definitive earn-in agreement ("Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals Limited ("VBM"), to earn a 60% interest in the Furnas Copper Project ("Furnas" or the "Project") located in the Carajás Mineral Province in Pará State, Brazil.

The terms of the Agreement align with the previously signed binding term sheet outlined in the Company's press release dated October 30, 2023. For additional detail on the Project, including location maps, geologic cross sections, historical drill intercepts and a description of the Company’s work programs, please refer to the Company's press release dated October 30, 2023.

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com